Exhibit 99.10

PRESS RELEASE

Follow-up on the reaction from TotalEnergies after the

publication of an article in French daily newspaper Le Monde

No, TotalEnergies does not produce kerosene for the Russian army

Paris, August 26, 2022 – As a shareholder of Novatek, TotalEnergies asked the management of Novatek on August 25 for information on what happens of the gas condensates produced by the Termokarstovoye field in Russia, in order to shed the fullest light on the recent controversy initiated by French daily newspaper, Le Monde.

TotalEnergies publishes the response given to TotalEnergies by Novatek:

“All of the unstable condensate produced by our subsidiaries and joint ventures, including Terneftegas, comes into our Purovsky condensate processing plant. The Purovsky Plant also stabilizes condensate from other Russian producers, whose share in the plant's load does not exceed 20%.

The entirety of stable condensate produced at the Purovsky Plant from the feedstock coming from NOVATEK's subsidiaries and affiliates, including Terneftegas, is delivered to the Ust-Luga processing complex in the Leningrad Region. The range of products derived during processing at the Ust-Luga Complex includes jet fuel (Jet A-1) that is exclusively exported outside Russia, and it does not even have the certification to be sold inside the country.

Therefore, it is clear that the media publications and calls to investigate activities of TotalEnergies in our joint companies have absolutely no basis in fact.”

As a result, this confirms what TotalEnergies published on August 24 stating that “No, TotalEnergies does not produce jet fuel for the Russian army”.

TotalEnergies seeks to end this unfounded controversy which is damaging the reputation of the Company and has decided to take all appropriate legal action to put an end to it if necessary.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TotalEnergies SE directly or indirectly owns investments are separate legal entities. TotalEnergies SE has no liability for their acts or omissions. The terms “Company” or “TotalEnergies company” refer collectively to the company TotalEnergies SE and the companies it controls directly or indirectly. Such terms are used solely for the sake of convenience for purposes of the present communication. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.